Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information and explanatory notes presented below, which we refer to as the pro forma financial statements, show the impact of the proposed merger of B. Riley Financial, Inc. (“B. Riley”) and FBR & Co. (“FBR”) on the historical financial positions and results of operations of B. Riley and FBR. The pro forma financial statements have been prepared to illustrate the effects of the merger involving B. Riley and FBR under the acquisition method of accounting with B. Riley treated as the acquiror. Under the acquisition method of accounting, the assets and liabilities of FBR, as of the effective date of the merger, will be recorded by B. Riley at their respective fair values and the excess of the merger consideration over the fair value of FBR’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of March 31, 2017 is presented as if the merger with FBR had occurred on March 31, 2017. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2017 and fiscal year ended December 31, 2016 is presented as if the merger with FBR had occurred on January 1, 2016, the first day of B. Riley’s 2016 fiscal year. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2016 is also presented as if B. Riley’s acquisition of United Online, Inc. had occurred on January 1, 2016, the first day of B. Riley’s 2016 fiscal year. The historical combined financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on combined results of operations.

The pro forma financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these pro forma financial statements are preliminary and may be revised. The pro forma financial statements also do not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

The pro forma financial statements and accompanying notes should be read in conjunction with the separate historical combined financial statements and accompanying notes of B. Riley, FBR and United Online, Inc. included in B. Riley’s and FBR’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q for the three months ended March 31, 2017 and the Current Report on Form 8-K/A filed by B. Riley with the SEC on August 25, 2016 incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(UNAUDITED)

AS OF MARCH 31, 2017

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except par value)

Assets
Current assets:
Cash and cash equivalents	$71,541	$75,771	(2)	$(56,602)	$86,000
			(3)	(4,710)
Restricted cash	518	-		-	518
Securities owned, at fair value	41,093	24,927		-	66,020
Receivables:
Securities borrowed	-	910,051		-	910,051
Customers and other	18,022	7,911		-	25,933
Due from related parties	4,267	-		-	4,267
Advances against customer contracts	1,474	-		-	1,474
Prepaid expenses and other current assets	3,592	16,943		-	20,535
Total current assets	140,507	1,035,603		(61,312)	1,114,798

Property and equipment, net	5,409	12,008		-	17,417
Goodwill	48,903	4,360	(1)	3,034	51,937
			(4)	(4,360)
Other intangible assets, net	39,239	-	(1)	6,500	45,739
Deferred income taxes	18,894	-	(1)	11,150	30,044
Other assets	1,981	1,287		-	3,268
Total assets	$254,933	$1,053,258		$(44,988)	$1,263,203

Liabilities
Current liabilities:
Accounts payable	$2,498	$-		$-	$2,498
Accrued payroll and related expenses	6,159	5,754	(6)	3,500	15,413
Accrued value added tax payable	169	-		-	169
Income taxes payable	15,260	-		-	15,260
Accrued expenses and other liabilities	18,389	10,119	(5)	1,497	30,005
Deferred revenue	3,815	-		-	3,815
Due to related parties and partners	416	-		-	416
Securities loaned	-	913,262			913,262
Securities sold not yet purchased	1,659	-		-	1,659
Acquisition consideration payable	10,381				10,381
Mandatorily redeemable noncontrolling interests	3,850	-		-	3,850
Total current liabilities	62,596	929,135		4,997	996,728

Other liabilities	2,578	7,671		-	10,249
Senior Notes Payable	27,754	-		-	27,754
Total liabilities	92,928	936,806		4,997	1,034,731

Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-		-	-
Common stock, $0.0001 par value; 40,000,000 shares authorized; 19,307,008 issued and oustanding at March 31, 2017	2	7	(1)	(7)	2
Additional paid-in capital	143,228	255,889	(1)	(139,437)	217,905
			(1)	3,034
			(1)	6,500
			(1)	11,150
			(2)	(56,602)
			(4)	(4,360)
			(5)	(1,497)
Restricted Stock Units	-	8,961	(1)	(8,961)	-
Retained earnings (deficit)	18,888	(148,405	)(3)	(4,710)	10,678
			(6)	(3,500)
			(7)	148,405
Accumulated other comprehensive income	(1,067)	-		-	(1,067)
Total stockholders' equity	161,051	116,452		(49,985)	227,518
Noncontrolling interests	954	-			954
Total equity (deficit)	162,005	116,452		(49,985)	228,472
Total liabilities and equity (deficit)	$254,933	$1,053,258		$(44,988)	$1,263,203

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2017

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$52,818	$30,838		$-	$83,656
Securities lending - interest income	-	5,484		-	5,484
Securities lending - interest expense	-	(3,777)		-	(3,777)
Sale of goods and products	79	-		-	79
Total net revenues	52,897	32,545		-	85,442
Operating expenses:
Direct cost of services	17,601	-		-	17,601
Cost of goods sold	59	-		-	59
Selling, general and administrative expenses	24,152	31,227	(8)	(1,630)	53,928
			(9)	179
Restructuring charge	374	-		-	374
Total operating expenses	42,186	31,227		(1,451)	71,962

Operating income	10,711	1,318		1,451	13,480

Other income (expense):
Interest income	132	-		-	132
Interest expense	(791)	-		-	(791)
Other income, net	-	-		-	-

Income before income taxes	10,052	1,318		1,451	12,821
Benefit (provision) for income taxes	3,849	(52	)(10)	(741)	3,056

Net income (loss)	13,901	1,266		710	15,877
Net loss attributable to noncontrolling interests	(120)	-		-	(120)
Net income (loss) attributable to common stockholders	$14,021	$1,266		$710	$15,997

Cash dividends per share	$0.26	$0.20			$0.26

Basic earnings per share	$0.73	$0.18			$0.67
Diluted earnings per share	$0.71	$0.17			$0.65
Weighted average basic shares outstanding	19,182,000	7,214,000		(11)	24,032,984
Weighted average diluted shares outstanding	19,627,000	7,339,000		(11)	24,477,809

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2016

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2016

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)	UNITED ONLINE, INC. (c)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$164,235	$89,728	$34,370	(13)	$(113)	$288,220
Securities lending - interest income	-	29,977	-		-	29,977
Securities lending - interest expense	-	(21,388)	-		-	(21,388)
Sale of goods and products	26,116	-	2,084		-	28,200
Total net revenues	190,351	98,317	36,454		(113)	325,009
Operating expenses:
Direct cost of services	40,857	-	15,198	(12)	(2,064)	53,909
				(14)	(82)
Cost of goods sold	14,755	-	-	(12)	2,064	16,819
Technology and development	-	-	4,167	(12)	(4,167)	-
Selling, general and administrative expenses	82,127	124,810	22,501	(12)	4,167	233,580
				(15)	(2,743)
				(16)	2,809
				(17)	(805)
				(18)	714
Impairment of goodwill	-	1,259	-			1,259
Restructuring charge	3,887	-	296		-	4,183
Total operating expenses	141,626	126,069	42,162		(107)	309,750

Operating income (loss)	48,725	(27,752)	(5,708)		(6)	15,259

Other income (expense):
Interest income	318	-	323		-	641
Interest expense	(1,996)	-	-		-	(1,996)
Other income, net	-	-	741		-	741

Income (loss) before income taxes	47,047	(27,752)	(4,644)		(6)	14,645
(Provision) benefit for income taxes	(14,321)	(38,252)	(1,390	)(19)	52,585	(1,378)

Net income (loss)	32,726	(66,004)	(6,034)		52,579	13,267
Net Income attributable to noncontrolling interests	11,200	-	-		-	11,200
Net income (loss) attributable to common stockholders	$21,526	$(66,004)	$(6,034)		$52,579	$2,067

Cash dividends per share	$0.28	$0.80				$0.28

Basic earnings per share	$1.19	$(8.89)				$0.09
Diluted earnings per share	$1.17	$(8.89)				$0.09
Weighted average basic shares outstanding	18,106,621	7,428,000			(20)	22,957,605
Weighted average diluted shares outstanding	18,391,852	7,428,000			(20)	23,242,836

The accompanying notes are an integral part of this statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(Dollar amounts in thousands, except share data)

NOTE 1 - ACQUISITION

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding FBR common share, excluding certain specified shares, will be converted into the right to receive 0.671 of a B. Riley common share. The total consideration paid by B. Riley is approximately $76,174, which includes the issuance of approximately 4.85 million B. Riley common shares with an assumed value for purposes of these unaudited pro forma condensed combined financial statements of approximately $72,765 based on the closing price of $15.00 for B. Riley’s common shares on March 31, 2017 and approximately $3,409 of consideration attributable to the fair value of FBR restricted stock units and performance stock units, which we refer to collectively as FBR units, attributable to the service period prior to March 31, 2017, as more fully described in Note 2 – Pro Forma Adjustments and Assumptions. In addition, pursuant to the merger agreement, prior to the effective time but not earlier than the 15th day prior to the anticipated closing date of the merger, the FBR board of directors intends to declare and cause FBR to pay a pre-closing dividend of up to and including $8.50 per FBR common share to the FBR shareholders if, after giving effect to such pre-closing dividend, FBR will have remaining at least $33,500 in cash and cash equivalents and certain financial instruments (subject to certain adjustments), plus any amounts necessary to pay any accrued transaction expenses, which we refer to as the minimum cash and financial instrument amount. In addition, if there are additional available funds remaining after the payment of a pre-closing dividend of $8.50 per share, and such additional available funds are in excess of $5,000 above the minimum cash and financial instrument amount, a portion of the excess available funds may be paid as part of the pre-closing dividend.

At March 31, 2017, the minimum FBR closing cash dividend is estimated to be $7.88 per FBR common share based on the estimated cash and financial instrument amount of $62,288 as follows:

FBR - Cash and cash equivalents at March 31, 2017	$75,771
FBR - Securities owned and other clearing items at March 31, 2017	28,227
Subtotal	103,998
Less:
Change in control payment adjustments	(3,500)
Estimated transaction expenes and other adjustments	(4,710)
Minimum required FBR cash and cash equivalent financial statement amount	(33,500)
Pro forma minimum cash and financial instrument amount	$62,288

Pro forma pre-closing dividend payable per FBR common share based on pro forma FBR equivalent shares of 7,902,614	$7.88

The pro forma pre-closing dividend payable per FBR common share of $7.88 is subject to change based on the final cash and cash equivalents and certain financial instrument amounts (subject to certain adjustments) as of the closing date of the acquisition. Consummation of the merger is subject to certain closing conditions, as set forth in the merger agreement, including the requisite B. Riley stockholder approval and the requisite FBR shareholder approval. The merger is currently expected to close in the second quarter of 2017. If the merger is consummated, it is anticipated that FBR’s operations will be included in B. Riley’s capital markets segment.

The merger agreement further provides that, at or prior to the effective time of the merger, the number of directors comprising the full B. Riley board of directors will be increased by one to eight, with Richard J. Hendrix, who is the Chairman, President and Chief Executive Officer of FBR, being appointed to fill the new seat in accordance with the terms of the new Hendrix employment agreement.

NOTE 2 - PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma adjustments to the condensed combined balance sheet give effect to the acquisition of FBR as if the transaction had occurred on March 31, 2017. The pro forma adjustments to the condensed combined statement of operations for the three months ended March 31, 2017 and fiscal year ended December 31, 2016 give effect to the acquisition of FBR as if the transactions had been completed as of January 1, 2016. The pro forma adjustments to the condensed combined statement of operations for the fiscal year ended December 31, 2016 also give effect to the acquisition of United Online, Inc. (“UOL”) as if the transactions had been completed as of January 1, 2016. The pro forma financial statements were based on, and should be read in conjunction with, the financial statements indicated below. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations and financial position would have been had the acquisition of FBR and UOL been completed on the dates indicated. The pro forma financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities or corporate overhead that will not be duplicated. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

The pro forma condensed combined statement of operations for the three months ended March 31, 2017 exclude $1,600 of nonrecurring charges which resulted directly from the pending acquisition of FBR by B. Riley. These expenses primarily relate to professional fees directly related to the transaction.

The pro forma condensed combined statement of operations for the fiscal year ended December 31, 2016 exclude $6,774 of nonrecurring charges which resulted directly from the acquisition of UOL by B. Riley on July 1, 2016. These expenses primarily related to the acceleration of UOL outstanding restricted stock awards that vested upon closing the transaction in accordance with change in control provision and professional fees directly related to the transaction.

Balance Sheet – March 31, 2017

a.	Derived from the unaudited balance sheet of B. Riley as of March 31, 2017 contained in the Form 10-Q filed with the SEC on May 10, 2017.

b.	Derived from the unaudited balance sheet of FBR as of March 31, 2017 contained in the Form 10-Q filed with the SEC on May 9, 2017.

(1)	Reflects the acquisition of FBR based on preliminary consideration of $76,174, compromising the issuance of B. Riley common shares based on the exchange ratio of 0.671 as provided for in the merger agreement and $3,409 of consideration attributable to the fair value of FBR units attributable to the service period prior to March 31, 2017, as more fully described in Note 2 – Pro Forma Adjustments and Assumptions. The preliminary consideration was determined using the closing share price of B. Riley common shares of $15.00 on March 31, 2017 and is subject to change based on the final closing price of B. Riley common shares on the closing date. The pro forma purchase price adjustments are based on B. Riley management’s estimate of the fair value of the assets and liabilities acquired, and are subject to change and future adjustment upon completion of a final valuation and to the extent that additional information is obtained about the facts and circumstances that will exist on the closing date, and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented herewith. Differences between these provisional estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and B. Riley’s future results of operations and financial position.

The following table summarizes the consideration paid by B. Riley and the estimated fair values of the assets acquired.

Consideration paid by B. Riley:
Number of FBR common shares outstanding at March 31, 2017	7,088,142
Stock merger exchange ratio	0.671
Number of B. Riley common shares	4,756,144
Number of B. Riley common shares to be issued from acceleration of vesting for outstanding FBR stock options, restricted stock and RSU awards	94,840
Total number of B. Riley common shares to be issued	4,850,984
Closing market price of B. Riley common shares on March 31, 2017	$15.00
Total value of B. Riley common shares	$72,765
Fair value of RSU's attributable to service period prior to March 31, 2017 (a)	3,409
Total consideration	$76,174

(a)	Outstanding FBR unit awards were assumed by B. Riley and adjusted to give effect to the acquisition of FBR as if the transaction had occurred on March 31, 2017 to represent the right to receive 0.671 B. Riley common shares for each outstanding FBR unit which amounts to a fair value of $1,912 and cash in the amount $1,497 which is equal to the $7.88 per share dividend on the outstanding FBR unit awards prior to applying the exchange ratio of 0.671 B. Riley common shares for each FBR common share. The fair value of the FBR units were determined based on the closing price of the B. Riley's common shares on March 31, 2017 and is subject to change based on the final closing price of B. Riley common shares on the closing date. The resulting fair value of the FBR units were apportioned as purchase consideration based on service provided to FBR as of March 31, 2017 with the remaining fair value of the FBR unit awards to be recognized prospectively over the restricted stock and FBR units’ remaining vesting period.

Tangible assets acquired and assumed:
Cash	$19,169
Receivables	7,911
Securities borrowed	910,051
Securities owned	24,927
Prepaid expenses and other assets	18,230
Property and equipment	12,008
Accrued payroll and related expenses	(5,754)
Accounts expenses and other liabilities	(10,119)
Securities borrowed	(913,262)
Other liabilities	(7,671)
Deferred tax assets	11,150
Customer relationships	5,000
Tradename	1,500
Goodwill	3,034
Total	$76,174

The total consideration for the merger has been reflected as $76,174. Total consideration paid was allocated to the tangible and intangible assets and liabilities assumed based on B. Riley management’s estimate of their respective fair values at the date of the merger with the remaining unallocated purchase price in the amount of $3,034 recorded as goodwill. The deferred tax asset is the result of tax attributes to be acquired from FBR (primarily net operating loss carryforwards) and the tax effect of the customer list and tradename which is not expected to be deductible for income tax purposes.

Management is responsible for the valuation of net assets and considered a number of factors when estimating the fair values and estimated useful lives of acquired assets and liabilities.

(2)	Reflects the reduction in cash of $56,602 as if the FBR shareholders were paid a dividend of $7.88 per share on March 31, 2017 based upon the 7,088,142 FBR common shares outstanding as of March 31, 2017 and the accelerated vesting of 94,840 outstanding FBR restricted stock awards that are to be paid a cash dividend as if the transaction had occurred on March 31, 2017.

(3)	Reflects estimated expenses of $4,710 to be incurred by B. Riley and FBR in connection with the acquisition of FBR by B. Riley.

(4)	Reflects the elimination of historical goodwill and other intangible assets of FBR in the amount of $4,360.

(5)	Reflects the fair value of consideration attributable to the fair value of FBR RSU’s that are expected to be settled in cash upon the future vesting of the FBR RSU’s in the amount of $1,497 that is attributable to the service period prior to March 31, 2017, as more fully described above.

(6)	Reflects sign-on bonus in the amount of $3,500 that is payable to Richard J. Hendrix, President and Chief Executive Officer of FBR, as a result of entering into a new employment agreement with B. Riley upon closing of the acquisition.

(7)	Reflects the elimination of the historical retained earnings of FBR.

Statement of Operations – Three Months Ended March 31, 2017

a.	Derived from the unaudited statement of operations of B. Riley for the three months ended March 31, 2017 contained in the Form 10-Q filed with the SEC on May 10, 2017.

b.	Derived from the unaudited statement of operations of FBR for the three months ended March 31, 2017 contained in the Form 10-Q filed with the SEC on May 9, 2017.

(8)	Reflects the elimination of nonrecurring charges in the amount of $1,630 included in the historical results of operations of B. Riley and FBR which resulted directly from the acquisition of FBR by B. Riley. These amounts primarily related to legal and other professional fees.

(9)	Reflects the estimated amortization expense of $179 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR using the straight-line method. The estimated useful life of the customer list in Note (1) above is estimated to be 7 years. Upon completion of the final valuation of FBR the fair value of intangible assets for the purchase accounting, the estimated useful life of the intangible assets may change.

(10)	Reflects pro forma adjustment for the income taxes of $741 for the three months ended March 31, 2017 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income and pro forma adjustments that is subject to income tax expense for FBR.

(11)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2016. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding prior to the acquisition of FBR & Co., Inc.	19,182,000
B. Riley newly issued shares in connection with the acquisition as if the acquisition occurred on January 1, 2017	4,850,984
Pro Forma Weighted Average Basic Shares outstanding	24,032,984
Effect of dilutive potential common shares:
Diluted effect of restricted stock awards	400,058
Contingently issuable shares	44,767
Pro Forma Weighted Average Diluted Shares outstanding	24,477,809

Statement of Operations - For the Year Ended December 31, 2016

a.	Derived from the audited statement of operations of B. Riley for the fiscal year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 10, 2017.

b.	Derived from the audited statement of operations of FBR for the fiscal year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 13, 2017.

c.	Derived from the unaudited operating results of UOL for the period from January 1, 2016 to July 1, 2016. UOL was acquired by B. Riley on July 1, 2016 and the results of operations of UOL prior to the acquisition date of July 1, 2016 are not included in the historical statement of operation of B. Riley in a. above for the fiscal year ended December 31, 2016.

(12)	Reflects the cost of goods sold of $2,064 that is reclassified from direct costs of services and selling and general and administrative expenses of $4,167 that is reclassified from technology and development expenses to conform to the presentation of B. Riley’s Pro Forma Condensed Combined Statement of Operations.

(13)	Reflects the estimated reduction in revenues of $113 for the fair value adjustment for deferred revenue related to the acquisition of UOL on July 1, 2016.

(14)	Reflects the reduction in depreciation expense of $82 for the fair value of fixed assets acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired is three years.

(15)	Reflects the elimination of nonrecurring charges in the amount of $2,743 included in the historical results of operations of UOL and B. Riley which resulted directly from the acquisition of UOL by B. Riley on July 1, 2016. These amounts primarily related to legal and other professional fees.

(16)	Reflects the estimated amortization expense of $2,809 for intangible assets related to customer relationships, advertising relationships, domain names, internally developed software and tradenames acquired as a result of the UOL on July 1, 2016. The estimated useful life of the amortizable intangible assets range from 0.5 years to eight years.

(17)	Reflects the reduction in depreciation expense of $805 for the fair value of fixed assets and leasehold improvements acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired ranges from three to five years.

(18)	Reflects the estimated amortization expense of $714 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR using the straight-line method. The estimated useful life of the customer list in Note (1) above is estimated to be 7 years. Upon completion of the final valuation of FBR the fair value of intangible assets for the purchase accounting, the estimated useful life of the intangible assets may change.

(19)	Reflects pro forma adjustment for the income taxes of $52,585 for the fiscal year ended December 31, 2016 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income that is subject to income taxes after accounting for the net income allocated to noncontrolling interests.

(20)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2016. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding prior to the acquisition of FBR & Co., Inc.	18,106,621
B. Riley newly issued shares in connection with the acquisition as if the acquisition occurred on January 1, 2016	4,850,984
Pro Forma Weighted Average Basic Shares outstanding	22,957,605
Effect of dilutive potential common shares:
Diluted effect of restricted stock awards	198,852
Contingently issuable shares	86,379
Pro Forma Weighted Average Diluted Shares outstanding	23,242,836